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Vf 2-28-02



02005779

JNITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

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SEC FILE NUMBER
8- 43035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECEIVED
FEB 2 6 2002

NAME OF BROKER-DEALER:

First Brokers Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Rector Street, Suite 1801
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Dower (212) 513-4443
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036-2714 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/11/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Bonanno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokers Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF New York

COUNTY OF Kings

SUBSCRIBED AND SWORN TO before me by the aforesaid Richard Bonanno this the 25th day of February, 2002.

x [signature]
Signature

x President
Title

x [signature]
Notary Public

PHILIP J. SALVIA
Notary Public, State of New York
No. 01SA4770489
Qualified in Kings County
Commission Expires June 30, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BROKERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 12,334,375
Receivable from clearing broker	150,169
Receivables from brokers and dealers	77,376
Equipment and leasehold improvements, net	425,537
Other assets	252,894
	$ 13,240,351

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,103,370
Accrued compensation and related expenses	7,971,444
Total liabilities	9,074,814
Commitments	
Stockholders' equity	
Common stock, no par value, authorized 200 shares, issued and outstanding 153 shares	150,000
Retained earnings	4,015,537
Total stockholders' equity	4,165,537
	$ 13,240,351

See accompanying notes to financial statements.